Exhibit 99.1

Solarfun Reports Fourth Quarter and Full Year 2008 Results

SHANGHAI--(BUSINESS WIRE)--March 25, 2009--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company” ) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

FOURTH QUARTER 2008 RESULTS

  Net revenue was RMB 1.12 billion (US$ 164.6 million), representing an increase of 13.7% from the fourth quarter of 2007, but down 11.9% from the third quarter of 2008.
  Results were influenced by a total non-cash provision of US$ 47.8 million for inventory write downs. Provisions were necessary as a result of a decline in inventory market values below carrying value. Additionally, provisions were made for unsalable products that could not be sold in the current market environment.
  PV module shipments showed good momentum, reaching 47.6 MW. This represents an increase of 69.4% from the fourth quarter of 2007 and an increase of 13.9% from 41.8 MW in the third quarter of 2008.
  Average selling price (“ASP”) declined, as expected, to US$ 3.37, from US$ 4.04 in the third quarter of 2008. This was primarily due to soft demand and high module inventories in the market. Business continued to be centered in Europe, with Germany accounting for 57%, France 19%, Switzerland 10%, and Portugal 9% of net revenue in this quarter. Spain accounted for only 2% of net revenue in this quarter.
  Gross loss was RMB 377.8 million (US$ 55.4 million), compared to a gross profit of RMB 174.5 million in the fourth quarter of 2007 and a gross profit of RMB 46.1 million in the third quarter of 2008.
  Gross margin was negative 33.7% and was adversely impacted by the aforementioned inventory provision, as well as the Company’s transition to a period of lower raw material prices.
  Operating loss was RMB 439.2 million (US$ 64.4 million). Selling expenses were RMB 20.2 million (US$ 3.0 million). The Company’s total operating expenses decreased by 14.7% from RMB 72.0 million (US$ 10.6 million) in the third quarter of 2008 to RMB 61.4 million (US$ 9.0 million) as it continues to focus on reducing costs.

  Interest expense increased approximately RMB 5.2 million (US$ 0.8 million), or 24.2%, from RMB 21.6 million (US$ 3.2 million) in the third quarter of 2008 to RMB 26.8 million (US$ 3.9 million) due to an increase in bank borrowings.
  The net impact of foreign currency exchange was a gain of RMB 21.5 million (US$ 3.2 million). The Company recorded a RMB 28.8 million (US$ 4.2 million) currency loss largely as a result of the impact of the declining Euro against the U.S. dollar, but was able to more than offset this loss through its foreign exchange hedging program, which resulted in a RMB 50.3 million (US$ 7.4 million) gain.
  Net loss was RMB 418.8 million (US$ 61.4 million). The loss per basic ADS was RMB 7.79 (US$1.14). The negative impact of the fourth quarter inventory provision was approximately $0.74 per fully diluted ADS

FULL YEAR 2008 RESULTS

  Net revenue was RMB 4.95 billion (US$ 725.4 million), representing an increase of 106.6% from 2007. This more than doubling in net revenues was primarily due to the strong operating environment that existed during much of 2008 and the Company’s ability to penetrate a broadened global customer base.
  Total PV module shipments were 172.8 MW, representing an increase of 120% from 78.4 MW in 2007.
  The ASP was $3.92 for 2008, which was an increase from $3.74 in 2007. This increase was primarily due to robust demand, particularly in Germany and Spain, and tight module and raw material supply during the first three quarters of 2008.
  Gross profit was RMB 43.9 million (US$ 6.4 million), a decrease of 89% from RMB 397.8 million (US$ 58.3 million) in 2007. The decline was largely due to provisions for inventory write-downs and unsalable products totaling RMB 414.0 million (US$ 60.7 million).
  Gross margin was 0.9%, compared to 16.6% in 2007.
  Net loss was RMB 280.5 million (US$ 41.1 million), declining from net income of RMB 148.0 million in (US$ 21.7 million) 2007.
  Basic loss per ADS was RMB 5.55 (US$ 0.81), down from basic earnings per ADS of RMB 3.08 (US$ 0.42) in 2007. The negative impact of the full-year inventory provision was approximately $1.08 per fully diluted ADS

Harold Hoskens, Chief Executive Officer of Solarfun, commented, “Our current results reflect the global environment in which we operate. In the fourth quarter, funding for solar projects remained tight, excess inventories existed in many markets, and normal seasonal factors exacerbated softer demand. In this context, the industry is in a transition from a polysilicon supply-driven environment, to a demand-driven environment, and currently demand has been affected by the global economic situation. We see that module prices have declined at the same time as the cost of polysilicon, with the cost of polysilicon falling somewhat faster than module prices. We are confident that after turning over our higher cost inventories and with the further ramp-up of our internal ingot and wafer making facilities, we will be able to further expand business volumes, increase margins and return to profitability. We have contracts and good relations with key global customers. We recognize that this short-term turbulence requires close cooperation with these customers to create a mutually sustainable future. As we head into the coming year, we will continue to focus diligently on maintaining liquidity, strengthening customer relationships and expanding our geographic footprint, adjusting our raw material costs to reflect the current environment, and enhancing the efficiency and consistency of our manufacturing capabilities, including leveraging our vertical integration strategy.”

FINANCIAL POSITION

As of December 31, 2008, the Company had cash and cash equivalents of RMB 410.9 million (US$ 60.2 million) and working capital of RMB 1.61 billion (US$ 236.2 million). Total bank borrowings were RMB 1.30 billion (US$ 190.4 million), which was up from RMB 1.20 billion (US$ 177.3 million) as of September 30, 2008.

The Company continued to focus on working capital management and held days sales outstanding constant at 27 days.

The Company spent US$ 31 million in capital expenditures and US$ 49 million on supply prepayments related to long-term contracts in the fourth quarter of 2008.

Q-CELLS CONTRACT FINALIZED

The Company executed its manufacturing services agreement with Q-Cells AG, the world’s largest independent manufacturer of solar cells. Beginning in the second quarter of 2009, Solarfun will supply on a fixed-price, fixed quantity basis no less than 100 MW of photovoltaic modules per annum using PV cells supplied by Q-Cells. The agreement has fixed terms for the first two years and Q-Cells has the option to extend for a third year.

Solarfun CEO Harold Hoskens noted, “This contract is the beginning of what we believe will be a growing and long-term relationship between our two companies and we are honored that a company of Q-Cells stature has selected us as their first module supplier in China. We think this is a testament to our product quality, manufacturing reliability, and competitive cost structure. It provides us with a good return on invested capital, supports module capacity expansion during an otherwise soft market, and will contribute to our profitability going forward.”

CHANGES IN MANAGEMENT

Appointment of Dr. Peter Xie as President, China

The Company announces the appointment of Dr. Peter Xie as President, China.

Dr. Xie joins Solarfun from NeoPhotonics Corporation, a Shenzhen, China-based provider of integrated optics products that use standard semiconductor silicon wafer technology. He most recently worked as Global Chief Technology Officer and General Manager, China, where he was responsible for the company’s overall operations in China and its world-wide product development programs. During his six years at the company, he also held various engineering, product development, sales and business development roles. Earlier in his career, Dr. Xie acquired a broad range of experience in both management and research, including working at Bookham Inc., JDS Uniphase and Los Alamos National Lab. He received a Ph.D. in applied physics and an M.S. in physics from the University of Michigan, Ann Arbor and a B.S. in electrical engineering from Tsinghua University in Beijing.

Yonghua Lu, Chairman of Solarfun, commented, “We are very fortunate to attract an executive of Dr. Xie’s caliber. He has a unique skill set that combines an excellent education, strong grounding in technology and cross-border managerial experience that will further strengthen our management team. We look forward to his excellent performance.”

Dr Xie added, “I am extremely excited to be joining Solarfun. While the solar industry is clearly going through a turbulent period, I am a firm believer in the long-term opportunity of solar energy, and I am quite confident in Solarfun’s ability to emerge as a key player in the industry.”

Terry McCarthy, Chair Audit Committee, named Interim CFO

Effective March 31, 2009, Ms. Amy Liu will leave her position as Chief Financial Officer to pursue other interests. We thank her for her dedicated service to the Company and wish her well in her future endeavors. Replacing her will be Mr. Terry McCarthy, former Chairman of the Audit Committee, who has been named Interim CFO. Mr. McCarthy has served as independent Director of Solarfun since November 2006. From 1985 to 2006, Mr. McCarthy worked for Deloitte LLP in San Jose, California in various roles, including as Office Managing Partner, Tax Partner-in-charge and client services Partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was Associate Managing Partner of the Deloitte US Chinese Services Group. Previously, Mr. McCarthy owned his own accounting firm and held various audit positions for a national accounting firm. He has an MBA from the University of Southern California and a BS in Business from Pennsylvania State University.

BUSINESS OUTLOOK

The Company is well aware of the unpredictable nature of the current operating environment and, as a result, will offer less specific quantitative guidance than previously provided for the full year 2009. We do note the following:

For the first quarter of 2009, management expects:

  Demand will reach its low point for this business cycle. As a result, shipments will be below those of the preceding quarter and be around 35 MW. ASP’s are currently in the range of Euro 2.05 – 2.10.
  Gross margins should show some gradual improvement as supply costs are being reduced. With further leverage from our vertical integration, the impact will become more visible as the year progresses.

For the full year of 2009:

The Company currently has signed contracts with key customers totaling 200 MW. Excluding the aforementioned manufacturing services agreement with Q-Cells, Solarfun has an ongoing dialogue with these customers to ensure that both partners find a sustainable way forward on these contracts. The Company expects full-year demand to exceed these levels as markets rebound and gain momentum beginning in the second quarter or 2009.

Management expects:

  ASP’s to gradually decline by a further 10-15% towards year-end.
  The relative rate of decline in ASPs to be more than offset by lower polysilicon pricing. With an increasing percentage of total wafer volume coming from the Company’s in-house facilities, management believes that gross margins could approach or reach low double digits for the full year.
  The Company to be well positioned to take advantage of rapidly declining polysilicon prices. For 60% of the Company’s polysilicon and wafer requirements, price levels will be determined based on prevailing market conditions. Current (for new purchase orders) polysilicon costs are approximately $130kg. This level is expected to be reduced further going forward.

  A larger part of the Company’s total wafer volume to come from in-house facilities, which should create greater opportunities for cost optimization and technical innovation.
  Capacity expansion to remain on hold until the demand picture becomes more clear. Current capacity is adequate to support sales volumes of 280 MW.
  Funding to be adequate to meet 2009 anticipated spending requirements through a combination of cash on hand and access to commercial bank lines of credit, which remain accommodative in China.

Harold Hoskens concluded, “We believe the year 2009 will remain challenging, particularly during the first half, but we remain confident in the long-term promise of PV solar energy and the competitive positioning of Solarfun. A better operating environment is on the horizon; supply/demand imbalances for modules are being reset, raw material costs and inventories are being adjusted to reflect real time costs, and customers are becoming more optimistic as we enter the second quarter.”

Conference Call

Mr. Harold Hoskens, Chief Executive Officer, Mr. Terry McCarthy, Interim Chief Financial Officer, and Paul Combs, Vice President of Strategic Planning, will discuss the results and take questions following the prepared remarks on a conference call that will take place at 8:00 am U.S. Eastern Time (8:00 pm Shanghai time) on March 25, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number: +1 866 713 8562
- International dial-in number: +1 617 597 5310
- China Toll Free Number (North): +10 800 152 1490
- China Toll Free Number (South): +10 800 130 0399
Passcode: SOLF

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.solarfun.com.cn. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number: +1 888 286 8010
- International dial-in number: +1 617 801 6888
Passcode: 24572746

Foreign Currency Conversion

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB6.8225 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on Dec 30, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

Safe Harbor Statement

This news release contains forward-looking statements, as defined under the Private Securities Litigation Reform Act of 1995, such as the Company’s business outlook for 2009, including first quarter and full year 2009 estimates for PV product shipments, raw materials and product pricing trends, PV cell production capacity and gross margins. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct this information.

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

Financial Statements

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	December 31	September 30	December 31	December 31
	2007	2008	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	272,928	511,393	410,901	60,227
Restricted cash	42,253	390,660	88,137	12,919
Financial assets	-	35,877	39,665	5,814
Accounts receivable, net	430,692	347,955	319,537	46,835
Inventories, net	728,480	751,739	731,708	107,249
Advance to suppliers, net	640,118	1,355,451	1,355,597	198,695
Other current assets	214,478	249,136	256,108	37,539
Deferred tax assets	3,026	18,881	51,035	7,480
Amount due from related parties	920	9,344	19	3

Total current assets	2,332,895	3,670,436	3,252,707	476,761

Non-current assets
Fixed assets – net	702,884	1,298,874	1,492,575	218,772
Intangible assets – net	94,282	169,333	212,736	31,182
Goodwill	-	134,735	134,735	19,749
Deferred tax assets	4,767	9,195	10,029	1,470
Long-term deferred expenses	214,385	218,070	37,444	5,488
Long-term investment	300	-	-	-

Total non-current assets	1,016,618	1,830,207	1,887,519	276,661

TOTAL ASSETS	3,349,513	5,500,643	5,140,226	753,422

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Financial liabilities	-	6,254	5,792	849
Short-term bank borrowings	965,002	996,974	1,098,832	161,060
Long-term bank borrowings, current portion	15,000	29,500	30,000	4,397
Accounts payable	141,709	176,975	217,025	31,810
Notes payable	-	3,104	39,341	5,766
Accrued expenses and other liabilities	135,395	306,230	173,370	25,412
Customer deposits	27,628	32,612	9,494	1,392
Unrecognized tax benefit	-	-	27,385	4,014
Amount due to related parties	92,739	12,587	39,766	5,829

Total current liabilities	1,377,473	1,564,236	1,641,005	240,529

Non-current liabilities
Long-term bank borrowings, non-current portion	-	177,500	170,000	24,918
Convertible notes payable	-	1,176,157	1,178,969	172,806
Long term payable	-	13,500	-	-
Deferred tax liability	9,038	28,019	27,155	3,980

Total non-current liabilities	9,038	1,395,176	1,376,124	201,704

Minority interests	100,420	12,975	4,183	613

Redeemable ordinary shares	-	32	32	5

Shareholders’ equity

Ordinary shares	194	214	214	32
Additional paid-in capital	1,601,853	2,129,128	2,138,624	313,465
Statutory reserves	37,548	59,546	47,638	6,982
Retained earnings (deficit)	222,987	339,336	(67,594)	(9,908)

Total shareholders’ equity	1,862,582	2,528,224	2,118,882	310,571

TOTAL LIABILITIES, MEZZAINNE EQUITY AND SHAREHOLDERS’ EQUITY	3,349,513	5,500,643	5,140,226	753,422

	0.00	0.00	0.00	0.00

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31	September 30	December 31	December 31	December 31	December 31
	2007	2008	2008	2007	2008	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	RMB	USD
Net revenue
Photovoltaic modules	804,164	1,146,900	1,094,498	2,209,514	4,626,423	678,113
Photovoltaic cells	50,025	90,923	28,199	52,019	253,074	37,094
PV cells processing	-	-	-	-	3,229	473
PV modules processing	5,876	-	-	5,876	-	-
Raw materials	127,706	37,025	-	127,726	66,342	9,724

Total net revenue	987,771	1,274,848	1,122,697	2,395,135	4,949,068	725,404

Cost of revenue
Photovoltaic modules	(653,667)	(1,103,612)	(1,466,831)	(1,835,886)	(4,592,945)	(673,206)
Photovoltaic cells	(47,476)	(83,053)	(33,666)	(49,332)	(241,882)	(35,454)
PV cells processing	-	-	-	-	(1,208)	(177)
PV modules processing	(2,014)	-	-	(2,014)	-	-
Raw materials	(110,110)	(42,077)	-	(110,123)	(69,112)	(10,130)

Total cost of revenue	(813,267)	(1,228,742)	(1,500,497)	(1,997,355)	(4,905,147)	(718,967)

Gross profit / (losses)	174,504	46,106	(377,800)	397,780	43,921	6,437

Operating expenses
Selling expenses	(23,167)	(20,174)	(20,202)	(62,777)	(87,913)	(12,886)
G&A expenses	(50,153)	(46,057)	(39,811)	(113,756)	(143,340)	(21,010)
R&D expenses	(8,506)	(5,765)	(1,433)	(27,440)	(19,679)	(2,884)

Total operating expenses	(81,826)	(71,996)	(61,446)	(203,973)	(250,932)	(36,780)

Operating profit / (losses)	92,678	(25,890)	(439,246)	193,807	(207,011)	(30,343)

Interest expenses	(11,293)	(21,559)	(26,769)	(25,978)	(103,146)	(15,119)
Interest income	(1,805)	4,280	1,974	16,244	10,004	1,466
Exchange gain / (losses)	(3,307)	(30,001)	(28,794)	(25,628)	(35,230)	(5,164)
Investment income	-	-	(384)	-	(384)	(56)
Gain on change in fair value of derivative	-	32,782	50,307	-	83,089	12,179
Other income	(7,552)	3,996	4,629	1,507	15,018	2,201
Other expenses	(2,032)	(3,896)	(2,860)	(9,670)	(25,220)	(3,697)
Government grant	1,369	221	3,020	2,089	3,479	510

Net income / (losses)
before income tax and minority interest	68,058	(40,067)	(438,123)	152,371	(259,401)	(38,023)

Income tax benefit / (expenses)	(3,814)	1,224	19,270	(7,458)	(6,519)	(956)
Minority interest	2,199	(5,463)	16	3,124	(14,573)	(2,136)

Net income / (losses)	66,443	(44,306)	(418,837)	148,037	(280,493)	(41,115)

Net income / (losses) attributable
to ordinary shareholders	66,443	(44,306)	(418,837)	148,037	(280,493)	(41,115)

Net income / (losses) per share
Basic	0.28	(0.17)	(1.56)	0.62	(1.11)	(0.16)
Diluted	0.28	(0.17)	(1.56)	0.62	(1.11)	(0.16)

Shares used in computation
Basic	240,807,142	258,503,644	268,717,524	240,054,686	252,659,614	252,659,614
Diluted	240,807,142	258,503,644	268,717,524	240,054,686	252,659,614	252,659,614

Net income / (losses) per ADS
Basic	1.38	(0.86)	(7.79)	3.08	(5.55)	(0.81)
Diluted	1.38	(0.86)	(7.79)	3.08	(5.55)	(0.81)

ADSs used in computation
Basic	48,161,428	51,700,729	53,743,505	48,010,937	50,531,923	50,531,923
Diluted	48,161,428	51,700,729	53,743,505	48,010,937	50,531,923	50,531,923

CONTACT:
Solarfun Power Holdings Co., Ltd.
Investor Relations
86 21-2602-2833
IR@solarfun.com.cn
or
Christensen
Roger Hu, +852-2117-0861
rhu@ChristensenIR.com